UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                   (Amendment No.                  )*


                     Integrated Medical Resources, Inc.
                              (Name of Issuer)

                  Common Stock, $.001 par value per share
                      (Title of Class of Securities)

                                 45812A 10 0
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement.  /__/   (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 5 Pages

CUSIP No.  45812A 10 0               13G

1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
    OF ABOVE PERSON:

    Catherine P. Burns        ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:     (a)  /_/
                                                           (b)  /X/

3.  SEC USE ONLY:

4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER:

    400,000    (1)

6.  SHARED VOTING POWER:

    0          (2)

7.  SOLE DISPOSITIVE POWER:

    400,000    (1)

8.  SHARED DISPOSITIVE POWER:

    0          (2)

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    400,000   (1), (2)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

    /X/    (2)

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

    5.9%

12. TYPE OF REPORTING PERSON:

    IN

                    *SEE INSTRUCTION BEFORE FILLING OUT!

     (1) Includes 400,000 shares owned by the Catherine P. Burns Revocable Trust, for which Mrs. Burns is trustee, settlor and beneficiary. Mrs. Burns' spouse, Troy A. Burns, M.D., is also a beneficiary but does not vote or dispose of the shares.

     (2) Excludes (i) 977,890 shares owned by the Troy A. Burns Revocable Trust, for which Mrs. Burns' spouse, Troy A. Burns, M.D., is trustee, settlor and beneficiary (Mrs. Burns is also a beneficiary but does not vote or dispose of the shares); and (ii) 33 shares owned by Dr. Burns (Mrs. Burns does not vote or dispose of the shares).

                           Page 2 of 5 Pages

Item 1(a).  Name of Issuer:
--------------------------

            Integrated Medical Resources, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
-----------------------------------------------------------

            11320 West 79th Street
            Lenexa, Kansas  66214

Item 2(a).  Name of Persons Filing:
----------------------------------

            Catherine P. Burns

Item 2(b).  Address of Principal Business Office or, if None, Residence:
-----------------------------------------------------------------------

            17838 Cody
            Olathe, Kansas  66202

Item 2(c).  Citizenship:
-----------------------

            United States Citizen

Item 2(d).  Title of Class of Securities:
----------------------------------------

            Common Stock, $.001 par value per share

Item 2(e).  CUSIP Number:
------------------------

            45812A 10 0

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:
---------------------------------------------------------------------------

          N/A

Item 4.  Ownership:
------------------

         (a)   Amount Beneficially Owned:
               -------------------------

               400,000 shares. See footnotes (1) and (2) of the cover pages, incorporated herein by reference.

         (b)   Percent of Class:
               ----------------

               5.9%

         (c)   Number of shares as to which such person has:
               --------------------------------------------

               (i)  sole power to vote or to direct the vote-
                    -----------------------------------------

                    400,000 shares. See footnote (1) of the cover pages, incorporated herein by reference.

                            Page 3 of 5 Pages

              (ii)  shared power to vote or to direct the vote-
                    -------------------------------------------

                    N/A. See footnote (2) of the cover pages, incorporated herein by reference.

             (iii)  sole power to dispose or to direct the disposition of -
                    -------------------------------------------------------

                    400,000 shares.    See footnote (1) of the cover pages,
                    incorporated herein by reference.

              (iv)  shared power to dispose or to direct the disposition of -
                    ---------------------------------------------------------

                    N/A.    See footnote (2) of the cover pages, incorporated
                    herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class:
-----------------------------------------------------

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
------------------------------------------------------------------------

     As stated in footnote (2) of the cover pages, incorporated herein by reference, the Troy A. Burns Revocable Trust holds 977,890 shares of Common Stock and Troy A. Burns, M.D. holds 33 shares of Common Stock that were not included in items 6, 8 or 9 of the cover pages because Mrs. Burns disclaims the power to vote or dispose of these shares. However, with respect to the 977,923 shares referenced in footnote (2) of the cover pages, the spouse of Mrs. Burns, Troy A. Burns, M.D., has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. These 977,923 shares constitute greater than five percent of the class of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
-------------------------------------------------------------------------------

         N/A

Item 8.  Identification and Classification of Members of the Group:
------------------------------------------------------------------

         N/A

Item 9.  Notice of Dissolution of Group:
---------------------------------------

         N/A

Item 10.  Certification:
-----------------------

           N/A

                            Page 4 of 5 Pages

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 1, 1997



                                     /s/ Catherine P. Burns
                                   _____________________________________
                                   Catherine P. Burns

                            Page 5 of 5 Pages